SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 12 August 2019
Exhibit 1.2	Transaction in Own Shares dated 12 August 2019
Exhibit 1.3	Transaction in Own Shares dated 13 August 2019
Exhibit 1.4	Director/PDMR Shareholding dated 13 August 2019
Exhibit 1.5	Transaction in Own Shares dated 20 August 2019
Exhibit 1.6	Transaction in Own Shares dated 22 August 2019
Exhibit 1.7	Transaction in Own Shares dated 28 August 2019
Exhibit 1.8	Transaction in Own Shares dated 28 August 2019
Exhibit 1.9	Transaction in Own Shares dated 29 August 2019
Exhibit 1.10	Total Voting Rights dated 30 August 2019

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	9 August 2019
Number of Shares purchased:	1,130,002
Highest price paid per Share (pence):	507.9000
Lowest price paid per Share (pence):	501.4000
Volume weighted average price paid per Share (pence):	504.4241

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	504.4241	1,130,002

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6339I_1-2019-8-9.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	12 August 2019
Number of Shares purchased:	1,986,502
Highest price paid per Share (pence):	506.4000
Lowest price paid per Share (pence):	500.9000
Volume weighted average price paid per Share (pence):	503.3975

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	503.3975	1,986,502

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7794I_1-2019-8-12.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	13 August 2019
Number of Shares purchased:	2,113,629
Highest price paid per Share (pence):	509.7000
Lowest price paid per Share (pence):	498.5500
Volume weighted average price paid per Share (pence):	503.8727

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	503.8727	2,113,629

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9336I_1-2019-8-13.pdf

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.029	63
d)	Aggregated information - Volume - Price - Total	63 £5.029 £316.83
e)	Date of the transaction	12 August 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.029	63
d)	Aggregated information - Volume - Price - Total	63 £5.029 £316.83
e)	Date of the transaction	12 August 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	19 August 2019
Number of Shares purchased:	2,067,420
Highest price paid per Share (pence):	500.4000
Lowest price paid per Share (pence):	493.1500
Volume weighted average price paid per Share (pence):	497.6885

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	497.6885	2,067,420

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5544J_1-2019-8-19.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	21 August 2019
Number of Shares purchased:	2,062,851
Highest price paid per Share (pence):	500.7000
Lowest price paid per Share (pence):	495.2500
Volume weighted average price paid per Share (pence):	499.1841

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	499.1841	2,062,851

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8460J_1-2019-8-21.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	27 August 2019
Number of Shares purchased:	2,907,667
Highest price paid per Share (pence):	494.4000
Lowest price paid per Share (pence):	488.7000
Volume weighted average price paid per Share (pence):	491.7864

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	491.7864	2,907,667

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3276K_1-2019-8-27.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	28 August 2019
Number of Shares purchased:	2,854,400
Highest price paid per Share (pence):	501.4000
Lowest price paid per Share (pence):	492.1500
Volume weighted average price paid per Share (pence):	497.4697

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited(intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	497.4697	2,854,400

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4771K_1-2019-8-28.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	29 August 2019
Number of Shares purchased:	2,446,836
Highest price paid per Share (pence):	503.4000
Lowest price paid per Share (pence):	501.2000
Volume weighted average price paid per Share (pence):	502.5848

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited(intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	502.5848	2,446,836

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6279K_1-2019-8-29.pdf

Exhibit 1.10

BP p.l.c.
Total voting rights and share capital

As at 30 August 2019, the issued share capital of BP p.l.c. comprised 20,371,574,201 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,256,257,936. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,376,656,701. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 September 2019
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary